SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 25)1

LONGS DRUG STORES CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

543162 10 1 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only)

Administrative Committee of Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan #94-1059121
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power

-0-
6. Shared Voting Power

5,583,409.5171
7. Sole Dispositive Power

-0-
8. Shared Dispositive Power

5,583,409.5171

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,583,409.5171
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row (9)

14.94%
12.	Type of Reporting Person

EP

Page 2 of 5 pages

Item 1.	(a)	Name of Issuer:

Longs Drug Stores Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

P.O. Box 5222 Walnut Creek, California 94596

Item 2.	(a)	Name of Person Filing:

Administrative Committee of Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan

	(b)	Address of Principal Business Office:

P.O. Box 5222 Walnut Creek, California 94596

	(c)	Citizenship:

USA

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

543162 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

Item 4.	Ownership

(a) Amount Beneficially Owned:

5,583,409.5171

(b) Percent of Class:

14.94%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

-0-

(ii) Shared power to vote or to direct the vote:

5,583,409.5171*

(iii) Sole power to dispose or to direct the disposition of:

-0-

(iv) Shared power to dispose or to direct the disposition of:

5,583,409.5171*

Shares allocated to a plan member’s account are voted by the plan member. Shares that are not allocated to a plan member’s account and shares that are allocated to a plan member’s account but for which the trustee does not receive timely voting instructions, are voted by the trustee in the same proportion as those shares which the trustee properly receives directions. Merrill Lynch Trust Company of California is trustee of the Employee Savings and Profit Sharing Plan.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

The filing of this schedule shall not be construed as an admission that the reporting person is the beneficial owner of the following securities:

5,583,409.5171 shares held by the Plan for Plan participants.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2007

By:	/s/ Linda M. Watt
Name:	Linda M. Watt
Title:	Chairperson, Administrative Committee, Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan

Page 5 of 5 pages